SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO.1

AMERICREDIT CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1.75% Convertible Senior Notes Due 2023

(Title of Class of Securities)

03060R AM 3

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

J. Michael May, Esq.

General Counsel

AmeriCredit Corp.

801 Cherry Street, Suite 3900

Fort Worth, Texas 76102

(817) 302-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

L. Steven Leshin, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

(214) 979-3000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$86,318,167.07	$3,392.31

*	The repurchase price of the 1.75% Convertible Senior Notes due 2023, as described herein, is $1,002.50 per $1,000 principal amount outstanding, plus accrued and unpaid interest up to but excluding the Repurchase Date. As of October 20, 2008, there was approximately $85,349,000.00 in aggregate principal amount outstanding, resulting in an aggregate maximum repurchase price of $85,562,372.50, plus accrued interest. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	3,392.11	Filing party:	AmeriCredit Corp.
Form or Registration No.:	Schedule TO-I (005-40781)	Date filed:	October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by AmeriCredit Corp., a Texas corporation (the “Company”), and relates to the offer by the Company to repurchase for cash the outstanding 1.75% Convertible Senior Notes due 2023 issued by the Company on November 18, 2003 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of November 18, 2003, by and between the Company, the Guarantors (as defined therein) and HSBC Bank USA, National Association, as Trustee (the “Trustee”), (2) the Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes Due 2023, dated October 20, 2008 and filed herewith as Exhibit (a)(1)(A) (as amended from time to time, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer will expire at midnight, New York City time, on November 17, 2008. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is AmeriCredit Corp., a Texas corporation. The address and telephone number of the Company’s principal executive offices are 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102 (817) 302-7000. The information set forth in the Issuer Repurchase Notice under Section 1 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to repurchase all the outstanding Securities. As of October 20, 2008, there was approximately $85,349,000 in aggregate principal amount of Securities outstanding. The information set forth in the Issuer Repurchase Notice under Section 2 (“Information Concerning the Securities”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Issuer Repurchase Notice under Section 2.4 (“Market for the Securities and AmeriCredit Corp. Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company.” The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet,” Section 2 (“Information Concerning the Securities”), Section 3 (“Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase”), Section 4 (“Right of Withdrawal”), Section 5 (“Payment for Surrendered Securities”), Section 6 (“Securities Acquired”), Section 9 (“Legal Matters; Regulatory Approvals”), Section 10 (“Purchases of Securities by the Company and its Affiliates”), Section 11 (“Material United States Income Tax Considerations”), Section 14 (“No Solicitations”), Section 15 (“Definitions”) and Section 16 (“Conflicts”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Issuer Repurchase Notice under Section 2.1 (“The Company’s Obligation to Repurchase the Securities”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Issuer Repurchase Notice under Section 6 (“Securities Acquired”) is incorporated herein by reference.

(c) Plans. The information set forth in the Issuer Repurchase Notice under Section 7 (“Plans or Proposals of the Company”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Issuer Repurchase Notice under Section 5 (“Payment for Surrendered Securities”) and Section 12 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 9.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations and Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Offer is not subject to any financing conditions, the Offer applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis. The information set forth in the Issuer Repurchase Notice under Section 13 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. The Company believes that pro forma financial information is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Company has the requisite amount of cash on hand necessary to effectuate the Offer, the Offer is not subject to any financing condition and the impact on the specific measures identified in Item 1010(b) of Regulation M-A promulgated under the Securities Act of 1933, as amended, is not material. Specifically, on a pro forma basis and as a result of the Offer, (i) the Company’s net loss would have decreased from approximately ($69,319M) to approximately ($68,551M) for the fiscal year ended June 30, 2008, and from approximately ($1,662M) to approximately ($1,566M) for the quarter ended September 30, 2008, (ii) the Company’s net loss per share would have decreased from ($.60) to ($.59) for the fiscal year ended June 30, 2008, and would not have changed for the quarter ended September 30, 2008, and (iii) the Company’s ratio of earnings to fixed charges would not have changed for either period. As of the quarter ended September 30, 2008, on a pro forma basis and as a result of the Offer, the Company’s book value per share would not have changed.

ITEM 11.	ADDITIONAL INFORMATION.

        (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) and Section 9 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the Company’s knowledge, no material legal proceedings relating to the Offer are pending.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes due 2023, dated October 20, 2008

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(a)(5)(A)	Press Release issued by AmeriCredit Corp. on November 5, 2008

(b)	None

(d)(1)	Indenture, dated as of November 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10-Q (File No. 001-10667) as filed with the Securities and Exchange Commission on February 17, 2004)

(g)	None

(h)	None

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Schedule TO is true, complete and correct.

AMERICREDIT CORP.

/s/ Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer

Date: November 5, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of AmeriCredit Corp. 1.75% Convertible Senior Notes due 2023, dated October 20, 2008

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter

(a)(5)(A)	Press Release issued by AmeriCredit Corp. on November 5, 2008

(d)(1)	Indenture, dated as of November 18, 2003 (Incorporated by reference to Exhibit 10.12 to the Company’s Form 10-Q (File No. 001-10667) as filed with the Securities and Exchange Commission on February 17, 2004)